CHINA WOOD, INC.
c/o Linyi Chan Tseng Wood Co., Ltd.
Daizhuang Industry Zone, Yitang Town
Lanshan District, Linyi City, Shandong
People’s Republic of China 276000

January 3, 2011

VIA ELECTRONIC SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Timberjack Sporting Supplies, Inc. Post Effective Amendment No. 1 to Registration Statement on Form SB-2 Filed November 29, 2006 File No. 333-135774

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, China Wood, Inc., formerly known as Timberjack Sporting Supplies, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form SB-2 (Registration No. 333-135774), together with all amendments and exhibits thereto (the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because it has been more than nine months since our last amended this Registration Statement and it is now out of date.

Questions concerning this application for withdrawal may be directed to the Company’s legal counsel, Richard I. Anslow of Anslow & Jaclin, LLP, at (732) 409-1212.

Thank you for your assistance in this matter.

Sincerely,

China Wood, Inc.

By: /s/ Zhikang Li
Name: Zhikang Li
Title: Chief Executive Officer